SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                       Commission File Number 33-55254-45

                           Notification of Late Filing


                                  (Check One):

  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q   [ ] Form N-SAR

                           For Period Ended: June 30, 1997 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:



                           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



                           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

                 Full Name of Registrant      Associated Technologies

                            Former Name if Applicable

                          1204 Third Avenue, Suite 172
            Address of Principal Executive Office (Street and Number)

                            New York, New York 10021
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

                  Management is doing the final review to ensure accuracy.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

  Alan James Gallagher      011 61 2                   9241-4576 (Australia)
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     (Name)                 (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  Loss will be about $750,000
                                                            [X] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Associated Technologies
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     August 14, 1997                    By       /s/ Alan James Gallagher
    --------------------------------           ------------------------------
                                            Alan James Gallagher, President




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